Filed by Oncothyreon Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 333-145995

                This 425 filing includes the following: (i) a transcript relating to a presentation made to the Bio InvestorForum 2007 in San Francisco on October 10, 2007, and (ii) the accompanying slides to the presentation.  The audio replay of the presentation was first made available on Biomira Inc.’s website on October 10, 2007 at approximately 3:45 p.m. PDT / 6:45 p.m. EDT.  The presentation will be archived for 90 days.

FORWARD-LOOKING STATEMENTS

                This presentation, in particular, but not limited to, the discussion of the proposed reincorporation in the United States and remarks related to the Company’s outlook, prospects and financial performance, includes forward-looking statements.  These statements are based on certain assumptions and reflect the Company’s current expectations, including those predicting the benefits of the proposed reincorporation in the United States and the proposed reverse stock split; commencement, duration and timing or availability of clinical trials and analyses of the trial results; efficacy, safety and clinical benefit of products; ability to secure and timing of regulatory clearances; timing of product launches; ability to retain or secure collaborative partners; ability to secure and manufacture vaccine supplies; retention and performance of contractual third parties, including key personnel; adequacy of financing and reserves on hand; and the achievement of contract milestones.  Although the Company believes that the forward-looking statements are reasonable, we can give no assurance that the Company’s expectations are correct.  All forward-looking statements in this presentation are subject to a number of risks and uncertainties.  Additional factors that could cause actual results to differ or events to differ materially from current expectations are discussed in the Company’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Biomira’s most recent annual report on Form 40-F filed with the SEC.  Any forward-looking statements made by or on behalf of Biomira or Oncothyreon (collectively “Biomira”) speak only as of the date they are made.  Biomira disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

The presentation and the accompanying slides are for informational purposes only and do not constitute an offer to sell, or an invitation of an offer to buy, any securities of Biomira Inc. or Oncothyreon Inc.  Nor does this information constitute an attempt to solicit a proxy with respect to any of the matters described herein, from any shareholder or stockholder of Biomira Inc. or Oncothyreon Inc.  Any such offer or proxy solicitation will be made, if at all, only pursuant to the definitive proxy statement/prospectus contained in the Form S-4 as filed with the SEC and SEDAR.  Shareholders are urged to read the preliminary prospectus/proxy statement on Form S-4 and Amendment No. 1 to Form S-4 because it contains important information.  Shareholders will be able to obtain a free copy of the Form S-4. Amendment No. 1 to Form S-4 and any additional documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  Similarly, the documents filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com.  In addition, investors and security holders may obtain free copies of the documents Biomira Inc. and Oncothyreon Inc. have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira, Inc., 2011 — 94 St. Edmonton, AB, Canada  T6N 1H1  Attn: Investor Relations, telephone: (780) 450-3761, ext. 818; or Oncothyreon Investor Relations Department at Oncothyreon Inc., 110-110th Avenue NE, Suite 685, Bellevue, WA 98004; Attn: Investor Relations, telephone (425) 450-0370.

Biomira Inc., Oncothyreon Inc., Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Oncothyreon Inc., Edward A. Taylor, Chief Financial Officer of both Biomira Inc. and Oncothyreon Inc., and certain of Biomira Inc. and Oncothyreon Inc.’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc. in favor of the arrangement. The other executive officers and directors of Biomira Inc. or Oncothyreon Inc. who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date. A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Oncothyreon Inc. is set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 and Amendment No. 1 to Form S-4 as described above. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the preliminary proxy statement/prospectus filed with the SEC on September 12, 2007 and September 27, 2007 (and thereafter on SEDAR), as part of the registration statement on Form S-4 and Amendment No. 1 to Form S-4, and when and if it becomes available, the definitive proxy statement/prospectus.

THE FOLLOWING IS A TRANSCRIPT OF THE PRESENTATION MADE TO THE BIO INVESTORFORUM 2007 ON OCTOBER 10, 2007.

PRESENTATION

------------------------------------------------------------------------------------------------------------

Introduction by webcastor:

Biomira from Canada and presenting is the President and CEO, Robert Kirkman.

------------------------------------------------------------------------------------------------------------

Robert L. Kirkman, M.D, Biomira Inc. and Oncothyreon Inc. — President & CEO

Well, thank you very much for the chance to talk to you this afternoon about Biomira.  Before beginning, I do need to note that I’m going to be making a number of forward-looking statements in the course of this presentation, both about our business plans and about our clinical programs and for a full discussion of the risks associated with both these plans and these programs, I’d ask you to refer to our securities filings with both the U.S. and the Canadian securities regulators.

Biomira today represents a substantial opportunity.  Our most advanced product is a therapeutic vaccine for non-small cell lung cancer, Stimuvax, which is currently in a global Phase III trial with our partner Merck KGaA.  We believe this is a major market opportunity and that it’s based on positive Phase II data, which I’ll show you a little later on.  And there are large market indications coming behind non-small cell lung cancer for Stimuvax.  We have a strong major pharma partnership for Stimuvax with Merck KGaA, who is responsible for the further clinical development of this program.

Beyond Stimuvax, we have a proprietary pipeline of targeted small molecule cancer drugs.  The most advanced of these is PX-12, which is currently in a Phase II trial of advanced pancreatic cancer.  We also expect to have data for each of the molecules we have in this pipeline, PX-12, PX-478, and PX-866 in 2008.

And we have an experienced management team in place that’s very excited about the opportunity which Biomira currently offers.   This team has accomplished a lot in the last twelve months.  In October of 2006, we acquired a portfolio of targeted small molecule anti-cancer compounds with our acquisition of ProlX Pharmaceuticals.  We’ve moved this portfolio forward significantly since the acquisition with moving PX-12 into a Phase II trial in advanced pancreatic cancer and PX-478 into Phase I in advanced metastatic cancer.

With our partner, Merck, we’ve begun the Phase III trial for Stimuvax.  We renegotiated our agreement with Merck in ways which have greatly strengthened it, including the addition of significant new near term milestones that we believe will add approximately six months to our runway between now and the end of 2008.

The combination of those new milestones and the financing we did last December has significantly improved our financial position.  And finally, we brought a new senior management team into Biomira. Besides myself, this includes Lynn Kirkpatrick, who was the CEO of ProlX and who is now our Chief Scientific Officer and Gary Christianson, who recently joined us from GSK, as our Chief Operating Officer.

We intend very much to keep this momentum going.  In the next fifteen months we will be advancing our small molecule pipeline.  We plan to put, excuse me, we plan to put PX-12 into multiple indications in Phase II.  We expect to complete the Phase I for PX-478 and initiate a Phase II trial of this late in the year.  For PX-866, we plan to file an IND around the end of the year, uh, that’s the end of this current year, and initiate a Phase I trial in the first quarter of next year.

We’ll have data from each of the three small molecule programs in 2008 for PX-12, but we expect to have preliminary Phase II data in pancreatic cancer, and for 478 and 866, Phase I data.

We intend to initiate partnering discussions for our small molecules, recognizing that these partnerships will be, needed as we go forward to further this pipeline in progress.

We’re also going to be preparing for the commercial manufacture of Stimuvax.  This remains a Biomira responsibility under the restated agreements and will be largely paid for by the new milestones that we have acquired from Merck.

And finally, we’ve announced a plan to reincorporate in the United States and to revise our capital structure.  We believe that the reincorporation in the U.S. will substantially raise our profile and enhance our access to the U.S. capital markets and that the reverse stock split we’ve announced as part of the revision of our capital structure has the potential to significantly raise the price that we trade and thus make it possible to bring in a significant new group of institutional investors.  More about that later in the presentation.

I want to start, however, with our pipeline, which is shown on this slide.  We currently have four programs in oncology, three targeted small molecules and one therapeutic vaccine.  PX-12 is an inhibitor of thioredoxin, currently in Phase II for advanced pancreatic cancer.  PX-478 is an inhibitor of HIF-1α, for which we began our Phase I trial in August of 2007 and PX-866 is a PI-III kinase inhibitor, again for which we plan to file the IND around the end of the year and begin Phase I in the first quarter.

And then Stimuvax is our therapeutic vaccine for non-small cell lung cancer that’s partnered with Merck and is currently in a Phase III trial with them.

So some details now about each of these programs, beginning with PX-12.  One of the reasons we’re so excited about our small molecule pipeline really has to do with the targets that are involved in this pipeline.  All of our small molecules are directed at targets which are of high interest and are at the forefront of current oncology drug development.  That’s certainly true of thioredoxin.  Thioredoxin is a redox regulating protein that’s part of the family of proteins that are involved in redox homeostasis within the cell.  One of the things that PX, uh, thioredoxin regulates is transcription factor activity and so the transcriptions factors SP1, AP1, HIF-1, are all partially regulated by thioredoxin.  It’s also a factor in P10 and thioredoxin, in addition to its activities inside the cell, also works outside the cell and interacts with a number of growth factors to promote growth and survival.  So both from its activities in the cell and its activities outside of the cell, thioredoxin is a strong promoter of growth and survival in tumor cells.

PX-12 irreversibly binds the thioredoxin-1 and thus blocks all of these activities, inhibiting the growth of the cell and inducing apoptosis.  To our knowledge, PX-12 is the only inhibitor of thioredoxin currently in clinical trials and thus has the potential to be a first-in-class molecule.  It’s a novel clinical entity, which was developed by Lynn Kirkpatrick of the CEO of ProlX and now our Chief Scientific Officer.  ProlX conducted a Phase I trial with this compound in 38 patients with advanced metastatic cancer without other therapeutic alternatives.  In that trial, the drug was well tolerated, the dose limiting toxicity turns out to be pulmonary.  We think we’re going to be able to operate at doses well below that dose limiting toxicity.

In this trial, there was one minor response in a patient with an appendicial carcinoma and there were 15 patients with stable disease that lasted for at least four cycles of therapy.

We’re currently in Phase II in advanced pancreatic cancer with PX-12.  This is a randomized trial that’s comparing two different dose levels, 54 and 128 mg/m2 in patients with advanced pancreatic cancer that’s resistant to gemcitabine.

We’re looking at a variety of pharmacodynamic endpoints in this trial, including the levels of plasma thioredoxin, which we can measure as a biomarker in these patients and some of the downstream proteins like VEGF.  We’ll be looking at clinical endpoints, such as survival, time to progression.  We’re currently enrolling patients at three sites and we expect to have preliminary data in the latter part of 2008 from this trial.

We’re also in the middle of planning additional indications for PX-12.  We expect to have an additional Phase II trial in the first part of next year and we’ll announce more about what those indications are going to be later in this year.

Next in our pipeline is PX-478, which is a molecule that targets hypoxia-inducible factor one alpha, which is a component of the transcription factor HIF-1.  Normally, in cells that are well oxygenated, this component called HIF-1α is rapidly broken down as you can see on the left side of this slide.  However, in cells which are hypoxic, which don’t have enough oxygen, which is a characteristic of solid tumors, that breakdown pathway is blocked, and you begin to get the build up of HIF-1α in the cell.  That HIF-1α migrates into the nucleus where it’s a component of a transcription factor, so it assembles into a transcription factor that then leads to the activation of certain genes.  The genes that are targeted by this transcription factor are those that are important for a cell’s response to hypoxia.

For example, cells that don’t have enough oxygen need to metabolize sugars in a different way.  So that metabolic adaption is under the control of HIF-1α.  They also need, of course, to attract more blood vessels, so angiogenesis is under the control of HIF-1α.  What PX-478 does, is prevent this accumulation of HIF-1α in the cell that you see on the right side there, and thus blocks the transcription of these genes.  So you don’t get the metabolic adaption that allows you to use sugar and the cells in fact can’t metabolize glucose properly and die.  And you also don’t get the angiogenesis signal.  So, for example, the levels of VEGF in animals that are treated with PX-478 are much lower than you would see otherwise.

PX-478, again, we believe has the potential to be first-in-class.  To our knowledge, it’s the only small molecule in the clinic which directly lowers levels of HIF-1α.  It’s orally bioavailable, so it has the potential to be an orally bioavailable anti-angiogenic agent.  It produces marked tumor regressions in preclinical models in a range of cancers, including ovary, kidney, breast, colon, pancreas, prostate.  It potentiates other current cancer treatments, including radiation.  As mentioned, we begun a Phase I trial with this, that trial started in August of 2007 and it is in progress.  Our current plan is to have data from this trial around the time of ASCO in 2008.

One of the reasons we’re so excited about this molecule comes from the strength of the pre-clinical data behind it.  I’m only going to show you one example of that today.  It’s on this slide.  On the left side, you can see a lung cancer cell line which does not have the target HIF-1α in it.  And in the graphic below, you’ll see the treatment with PX-478 has no effect.

On the right side, where there’s a lot of the HIF-1α present of the target, you can actually let the tumors grow to significant size until their palpable in an experimental animal and then begin a short course of treatment with PX-478 for just five days and those tumors will completely go away.  So we are certainly eagerly looking forward to the results of this first trial and we’re moving PX-478 forward.

Our last small molecule that I want to talk about today is PX-866, which is a potent PI-3 kinase inhibitor.  It’s a nanomolar, irreversible inhibitor of PI-3 kinase with preference for the alpha, delta, and gamma versus the beta isoforms of this.  There is a lot of companies developing PI-3 kinase inhibitors.  This is, as you’re probably aware, quite a hot topic at the present time.

We know that oral administration of PX-866 will, in fact, target PI-3 kinase and the downstream proteins.  That it provides anti-tumor activity in models of human ovarian cancer, lung cancer, and very interestingly, in an intracranial glioblastoma model.  We, again, plan to file an IND for this product around the end of the year 2007 with Phase I coming in early 2008.

Let me turn now to Stimuvax.  This is our therapeutic vaccine for non-small cell lung cancer.  It’s a lyposomal vaccine designed to generate a cellular immune response against the tumor associated antigen MUC1.  We have positive Phase II data for this in the, which suggest that patients with Stage IIIb local regional disease treated with Stimuvax have a 17-month survival advantage over those not receiving the vaccine.  I’ll show you that in a second.

We’re currently in a global Phase III trial with our partner, Merck KGaA, a trial for which Merck is paying and which they’re, in fact, running.

These are the data that led Biomira and Merck to want to go forward with the Phase III trial.  These data come from a Phase IIb study in which patients with stage IIIb and IV non-small cell lung cancer were treated up front with chemo-radiation and then randomized to either get Stimuvax or not.  In each case, plus best supportive care.

And then that subgroup from that trial of patients with IIIb local regional disease, the survival in the treated group with Stimuvax, the median survival was 30.6 months compared to 13.3 months in the randomized control group.  Now to be clear, this is a subset analysis of a larger trial, so there are 65 patients out of a total of 170 that were originally randomized in the trial and this is not a statistically significant result.  Nevertheless, the survival advantage is quite large and led both Biomira and Merck to conclude that we should go forward with this Phase III trial.

I also should point out that a further analysis of these patients that was recently presented at the International Lung Cancer Conference in Seoul showed that at three years, approximately twice as many patients in the Stimuvax arm were still alive compared to the control arm.

The start trial is shown here.  It is a placebo controlled, randomized design that’s targeted to enroll 1300 patients in about 30 countries worldwide.  So again, patients with stage 3 unresectable locoregional disease treated up front with chemo-radiation.  Those that respond and are stable are randomized in a 2:1 fashion to get Stimuvax or placebo.  In each case, plus best standard of care and followed for survival.

So, the primary end point of the trial is survival.  There are some planned event driven interim looks in this trial based on achieving a certain number of events or patient deaths.  But at this point, it is difficult to predict how long it’s going to take for us to get to those.  Obviously, in some respects, the longer the better.

As mentioned, uh, in August of 2007, we signed amended and restated agreements with Merck covering this collaboration.  Under these agreements, Merck is responsible for the Phase III trial and any further clinical development of Stimuvax.  We certainly believe that the non-small cell lung cancer market alone is significant, but we know that they do plan additional large market indications after that.

Biomira under this is eligible for milestones and royalties.  We do have under these revised agreements, as mentioned, some new near term milestones which we expect to receive before the end of 2008 and which have provided us with about six months of additional funding.

We are under this agreement responsible for manufacturing.  Merck purchases the material from us for all of their clinical and commercial supplies.  And they will be responsible for marketing long term.

Turning now to our financial data, at the end of the second quarter, Biomira had just over US$20 million in cash.  The guidance we’ve given is that with this cash and with the milestones that we are expecting to receive from Merck, we currently expect our cash to last until the end of 2008.

I should point out that the numbers which you see on the slide are prepared in accordance with Canadian GAAP and therefore will be slightly different than those you see in our S-4 filing that we just made which are prepared in accordance with U.S. GAAP.  We currently expect to report our financials for the third quarter on November 1st.

I want to turn now to the plan for reincorporation in the U.S. and the revision of our capital structure.  As I mentioned, we announced this in September.  We think that there are multiple benefits to becoming a U.S. company.  The U.S. is home to a much larger pool of investors and investment capital devoted to the biopharmaceutical industry and we believe that many of the U.S. based investors in development stage biopharmaceutical company like Biomira have a preference and are inclined to make investments in companies with U.S. based management, operations and legal and corporate structures.

So our board believes that reincorporating in the United States will raise our profile and expand our potential institutional shareholder base.  Our analysis also suggests that there is going to be operational advantages to this move.  We’ve historically experienced some difficulty in recruiting management and key scientific personnel to Edmonton and we think it’s going to be easier to do that in Seattle with its much larger biotechnology workforce.

As mentioned the reincorporation in the U.S. includes a reverse stock split of six-to-one.  The management and the board of Biomira believe that this will result in a higher trading price which may allow investment in Biomira by institutional investors whose policies currently preclude investing in lower priced stocks.  And that access to a broader pool of institutional investors may allow for us to do a future financing at better terms than we would otherwise be able to achieve and with less dilution to our existing shareholders.

With 117 million shares currently issued and outstanding, we think this reverse stock split is the most appropriate way to get where we need to be.  Reverse stock splits are not always possible, or positively received by your existing shareholders, but I think if you carefully examine the history of reverse stock splits done in biotechnology companies, with good prospects and with a good pipeline that are in a rebuilding phase, most of those turn out very well.  And that’s certainly our hope in this particular case.

In order to make our relocation as tax efficient as possible, we have designed a somewhat complex double triangular merger process into a new U.S. company.  The six-to-one reverse stock split is built into that.  This does require the approval of two thirds of our shareholders which we, and we currently anticipate having a special meeting of them in early December.  And it will also require court approval in Alberta.  We currently are confident that both our shareholders and the court will recognize the long term value of this to the Biomira shareholders and that we’ll get the approval that we need to do this.

When it’s all over, we’ll have a new name.  Biomira will become Oncothyreon, which comes from the Greek word roots for both tumor and shield.  And we think “cancer shield” is a very appropriate designation for what we are really all about.

Of course, building shareholder value in biotechnology certainly requires that you meet your clinical milestones.  I’ve been through these in the course of the presentation but we have a long list of them here.  We expect to file the IND for 866 by the end of the year, to start a new trial with PX-12 and 866 in the first quarter and again to have data points for all three of our molecules sometime in 2008.

So finally and in summary, we think Biomira is very much positioned for long term growth at this point.  We have a Phase III product, Stimuvax, in a Phase III trial with a major pharma partner that addresses the large market opportunity, a proprietary pipeline of targeted small molecules behind that, with a lead product in Phase II and data points upcoming in 2008 for all three of them, a well-defined plan for taking Biomira to the next level and a management team that’s very committed to making this all happen.

Thank you very much.

THE FOLLOWING SLIDES WERE USED IN THE PRESENTATION MADE TO THE BIO INVESTORFORUM 2007 ON OCTOBER 10, 2007.

Robert Kirkman, MD President and CEO BIO InvestorForum 2007 October 10, 2007 NASDAQ: BIOM TSX: BRA

Forward-looking Statement This presentation contains forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the benefits of the proposed reincorporation in the United States and the proposed reverse stock split; commencement, duration and timing or availability of clinical trials and analyses of the trial results; efficacy, safety and clinical benefit of products; ability to secure and timing of regulatory clearances; timing of product launches; ability to retain or secure collaborative partners; ability to secure and manufacture vaccine supplies; retention and performance of contractual third parties, including key personnel; adequacy of financing and reserves on hand; and the achievement of contract milestones. Although the Company believes that the forward-looking statements contained herein are reasonable, we can give no assurance that the Company’s expectations are correct. A full discussion of the Company’s operations and financial condition, including factors that may affect business and future prospects, is contained in the Company’s Annual Information Form filed with regulatory agencies. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement. For a complete account of our official corporate documents, you are encouraged to review documents filed with the securities regulators.

The Biomira Opportunity Stimuvax® vaccine in Phase 3 Major market opportunity Positive Phase 2 data Validating partnership Merck KGaA responsible for further clinical development of Stimuvax Proprietary pipeline of targeted small molecule cancer drugs PX-12 in Phase 2 Data in 2008 for Px-12, PX-478, PX-866 Experienced management team

Advancing Biomira - What we have accomplished in the last 12 months Acquired portfolio of targeted small molecule cancer drugs Initiated new clinical trials PX-12 into Phase 2 in advanced pancreatic cancer PX-478 into Phase 1 in advanced metastatic cancer Advanced Stimuvax into Phase 3 Strengthened Merck KGaA partnership Improved our financial position Added new senior management Robert Kirkman – CEO Lynn Kirkpatrick – CSO Gary Christianson – COO

Advancing Biomira - What we expect to accomplish in the next 15 months Further advance small molecule pipeline PX-12 » multiple indications in Phase 2 PX-478 » complete Phase 1 and initiate Phase 2 PX-866 » file IND and initiate Phase 1 Report data from small molecule pipeline PX-12 – Preliminary Phase 2 data in pancreatic cancer PX-478 – Phase 1 data PX-866 – Phase 1 data Initiate partnering discussions for small molecules Prepare for commercial manufacture of Stimuvax Reincorporate in U.S. and revise capital structure

Building a Broad and Diverse Pipeline Targeted Small Molecules PX-12 (thioredoxin) PX-478 (HIF-1 a) PX-866 (PI-3 kinase) Therapeutic Vaccine Stimuvax® Phase 1 Phase 2 Phase 3 Preclinical

PX-12: Targeting Thioredoxin-1(Trx-1) Trx-1 regulates transcription factor activity and inhibits apoptosis in the cell, promoting cell growth and survival Trx-1 interacts with growth factors outside the cell to further stimulate cell growth Trx-1 overexpression is linked to aggressive tumor growth and poor prognosis PX-12 irreversibly binds to Trx-1, inhibiting growth and inducing apoptosis of cells

PX-12: Thioredoxin Inhibitor Potential first in class thioredoxin inhibitor Novel chemical entity Phase 1 results 38 patients with advanced metastatic cancers without therapeutic alternatives Well tolerated One minor response; patient received 14 cycles of therapy over 11 month period 15 patients with stable disease

PX-12: Phase 2 Trials in Progress and Planned Current phase 2 in advanced pancreatic cancer in patients resistant to gemcitabine Dosing 54 and 128mg/m2 Dx5 Qx3 weeks Biological endpoints CA19-9, Plasma Trx, VEGF and PK Clinical endpoints Survival, time to progression (TTP) DCE-MRI Enrolling patients at 3 sites Preliminary data in 2008 Additional indications in Phase 2 in 2008

PX-478: Targeting Hypoxia-Inducible Factor-1a (HIF-1a) Expressed at low levels in normal tissue Increased levels in response to low oxygen levels (hypoxia) Overexpressed in a wide range of primary and metastatic tumors Key factor in the cascade of events leading to angiogenesis PX-478 directly lowers levels of HIF-1a

PX-478: Small Molecule HIF-1a Inhibitor Potential first in class Only small molecule in clinic which directly lowers levels of HIF-1a Orally bioavailable Potential oral anti-angiogenic agent Produces marked tumor regressions in pre-clinical models in range of cancers, including ovarian, renal, prostate, colon, pancreatic, breast Potentiates other current cancer treatments including radiation Phase 1 in progress Data in 2008

PX-478: Specific and Potent Activity against HIF-1a Expressing Tumors SHP-77 Small Cell Lung Cancer A549 Non-Small Cell Lung Cancer

PX-866: Potent PI-3 Kinase Inhibitor Potent nanomolar irreversible inhibitor of PI-3 kinase with preference for alpha, delta and gamma versus beta isoform Inhibits tumor PI-3 kinase and downstream proteins following oral administration Provides oral anti-tumor activity in human ovarian cancer, lung cancer and intracranial glioblastoma xenograft models Potentiates anti-tumor activity of other cancer therapeutics and radiation IND expected year-end 2007; Phase 1 in early 2008

Stimuvax® Vaccine: A MUC1-based Cancer Vaccine Liposomal vaccine designed to generate a cellular immune response against the tumor associated antigen MUC1 Positive Phase 2 data Global Phase 3 START trial in non-small cell lung cancer in progress with Merck KGaA Merck KGaA financially responsible for further clinical development

Phase 2b Study – Median Survival Advantage of 17.3 Months for Stimuvax Recipients Fraction Surviving Survival Time (months) Stimuvax ® Control Survival of Patients with Stage IIIB Locoregional NSCLC

Phase 3 START Trial (Merck KGaA) START (Stimulating Targeted Antigenic Response to NSCLC Trial) Placebo-controlled, randomized design Targeted to enroll 1300 patients in 30 countries worldwide Planned event-driven interim looks Patient Population Stage III unresectable locoregional disease, responded or stable after first-line chemo-rad Randomization 2:1 (N=1300) Stimuvax + Best Supportive Care Placebo + Best Supportive Care Primary endpoint: Survival

Strengthened Merck KGaA Collaboration Amended and restated agreements in 2007 Merck KGaA responsible for Phase 3 trial and any further clinical development Non-small cell lung cancer market opportunity is significant Additional large market indication(s) anticipated Biomira eligible for milestones and royalties New near-term milestones related to scale-up and manufacturing Biomira responsible for manufacturing Merck KGaA to purchase all clinical and commercial supplies from Biomira Merck KGaA responsible for marketing

Financial Data FOR THE SIX MONTHS FOR THE YEAR ENDED ENDED JUNE 30, 2007 DECEMBER 31, 2006 CDN U.S. CDN U.S. Cash and short-term investments: $21.9 M $20.6 M $33.0 M $28.4 M Consolidated net loss for the period: $(11.6 M) $(10.9 M) $(17.8 M) $(15.3 M) Revenues: $0.9 M $0.8 M $4.5 M $3.9 M Basic and diluted loss per common share: $(0.10) $(0.09) $(0.19) $(0.17) (Cdn $1.00 = U.S. $0.94) (Cdn $1.00 = U.S. $0.86)

Reincorporate in the US and Revise Capital Structure Objective » Shareholder value Raise profile and improve access to US capital markets Improve access to needed personnel with US location Higher share price may increase access to institutional investors Access to broader pool of institutional investors may allow financing at better terms with less dilution Planned steps Double triangular merger into new US company 6 for 1 reverse stock split Shareholder meeting and court approval in Alberta Biomira will become Oncothyreon

2007-2008 Clinical Milestones First patient in PX-12 Phase 2 pancreatic cancer trial First patient in Stimuvax® Phase 3 trial Select next clinical candidate PX-478 first clinical trial File IND for PX-866 Initiate second Phase 2 trial with PX-12 PX-866 first clinical trial PX-478 initial Phase 1 data PX-12 preliminary data in pancreatic cancer Initiate Phase 2 for PX-478 PX-866 initial Phase 1 data Q1 07 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q1 08 Q2 08 Q4 08 Q4 08 Q4 08

Biomira – Positioned for Growth Stimuvax in global Phase 3 trial Major market opportunity Strong partnership Proprietary pipeline of targeted small molecule cancer drugs Exciting, well-validated, high-interest targets Lead product in Phase 2 Data points for three product candidates in 2008 Clearly defined plan for moving Biomira to next level Experienced management team

Additional Information This presentation and the accompanying slides are for informational purposes only and do not constitute an offer to sell, or an invitation of an offer to buy, any securities of Biomira Inc. or Oncothyreon Inc. Nor does this information constitute an attempt to solicit a proxy with respect to any of the matters described herein, from any shareholder or stockholder of Biomira Inc. or Oncothyreon Inc. Any such offer or proxy solicitation will be made, if at all, only pursuant to the definitive proxy statement/prospectus contained in the Form S-4 as filed with the SEC and on SEDAR. Shareholders are urged to read the preliminary prospectus/proxy statement on Form S-4 and Amendment No. 1 to Form S-4 because they contain important information. Shareholders will be able to obtain a free copy of the Form S-4, Amendment No. 1 to Form S-4 and any additional documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Similarly, these documents as filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com. In addition, investors and security holders may obtain free copies of the documents Biomira Inc. and Oncothyreon Inc. have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira Inc., 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Attn: Investor Relations, telephone: (780) 450-3761, ext. 818. Biomira Inc., Oncothyreon Inc., Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Oncothyreon Inc., Edward A. Taylor, Chief Financial Officer of both Biomira Inc. and Oncothyreon Inc., and certain of Biomira Inc. and Oncothyreon Inc.’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc., in favor of the arrangement. The other executive officers and directors of Biomira Inc. or Oncothyreon Inc. who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date. A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Oncothyreon Inc. is set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 and Amendment No. 1 to Form S-4 as described above. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the preliminary proxy statement/prospectus filed with the SEC on September 12, 2007 and September 27, 2007 (and thereafter on SEDAR), as part of the registration statement on Form S-4 and Amendment No. 1 to Form S-4, and when and if it becomes available, the definitive proxy statement/prospectus.